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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            Group 1 Automotive, Inc.
-------------------------------------------------------------------------------
                             (Name of the Issuer)


                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   398905109
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                                 (CUSIP Number)

                            B.B. Hollingsworth, Jr.
                            950 Echo Lane, Suite 350
                              Houston, Texas 77024
                                 (713) 467-6268
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 3, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].





                               Page 1 of 7 Pages
                            Exhibit Index on Page 7
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CUSIP No. 398905109                   13D                      Page 2 of 7 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sterling B. McCall, Jr.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                            (b) [ ]

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3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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     NUMBER OF            7       SOLE VOTING POWER

      SHARES                      1,461,031
                          -----------------------------------------------------
   BENEFICIALLY           8       SHARED VOTING POWER

     OWNED BY                     0
                          -----------------------------------------------------
      EACH                9       SOLE DISPOSITIVE POWER

    REPORTING                     1,461,031
                          -----------------------------------------------------
     PERSON               10      SHARED DISPOSITIVE POWER

      WITH                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,461,031
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
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CUSIP No. 398905109                    13D                    Page 3 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock") of Group 1 Automotive, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 950 Echo Lane, Suite 350, Houston, Texas 77024.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Sterling B. McCall, Jr., who is a natural person and a citizen of the United States of America. Mr. McCall is employed by the Issuer, serving as President of McCall Group and has a business address of 950 Echo Lane, Suite 350, Houston, Texas 77024.

         During the past five years, Mr. McCall has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Mr. McCall is not currently, and during the last five years has not been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. McCall acquired beneficial ownership of the shares of Common Stock reported on this Schedule 13D in connection with the acquisition by the Issuer of all of the issued and outstanding capital stock of Southwest Toyota, Inc. and SMC Luxury Cars, Inc. in exchange for shares of Common Stock of the Issuer. The Issuer acquired Southwest Toyota, Inc. pursuant to a Stock Purchase Agreement among the Issuer, Southwest Toyota, Inc. and the stockholders of Southwest Toyota, Inc. dated as of June 14, 1997 and acquired SMC Luxury Cars, Inc. pursuant to a Stock Purchase Agreement among the Issuer, SMC Luxury Cars, Inc. and the stockholders of SMC Luxury Cars, Inc. dated as of June 14, 1997 (such acquisitions shall be collectively referred to herein as the "Acquisitions" and such Stock Purchase Agreements will be collectively referred to herein as the "Stock Purchase Agreements"). Mr. McCall and the McCall Entities (as defined below) collectively owned approximately 50% of Southwest Toyota, Inc. and 100% of SMC Luxury Cars, Inc. prior to the Acquisitions. The Acquisitions were consummated on November 3, 1997.

ITEM 4.  PURPOSE OF TRANSACTION.

             Mr. McCall acquired his shares of Common Stock for investment purposes in connection with the consolidation of 16 separate companies that own and operate automobile dealerships and related services (the "Consolidation"). Mr. McCall intends to review his investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease his current investment in the Common Stock of the Issuer.

         Except as set forth in this Item 4, Mr. McCall does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         There were 9,524,915 shares of Common Stock issued and outstanding as of November 3, 1997, the date of the consummation of the Acquisitions. There were 14,673,051 shares of Common Stock outstanding as of November 4, 1997, the date of the consummation of the Issuer's initial public offering of its Common Stock. Mr. McCall is deemed to be the beneficial owner of 1,461,031 shares of Common Stock, which constitute approximately 10.0% of the total issued and outstanding shares of Common Stock at November 4, 1997.

         Mr. McCall has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock that he beneficially owns.  Of the 1,461,031 shares of Common Stock beneficially owned by Mr. McCall (i) Mr. McCall directly owns 436,637 shares of Common Stock; (ii) Marianne O. McCall, Mr. McCall's
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CUSIP No. 398905109                 13D                        Page 4 of 7 Pages


spouse, owns 30,629; (iii) SMC Investments, Inc. owns 637,475 shares of Common Stock; (iv) Gulf Coast Family Limited Partnership owns 250,248 shares of Common Stock and (v) SBM-T Family Limited Partnership owns 106,041 shares of Common Stock. Marianne O. McCall, SMC Investments, Inc., Gulf Coast Family Limited Partnership and SBM-T Family Limited Partnership shall be collectively referred to herein as the "McCall Entities." Mr. McCall indirectly controls each of SMC Investments, Inc., Gulf Coast Family Limited Partnership and SBM-T Family Limited Partnership.

         Other than the 1,461,031 shares of Common Stock reported on this
Schedule 13D which Mr. McCall and the McCall Entities acquired on November 3, 1997 pursuant to the Stock Purchase Agreements, Mr. McCall and the McCall Entities have not acquired any shares of Common Stock within the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Stock Purchase Agreements, Mr. McCall and the McCall Entities have agreed with the Issuer not to sell the shares of Common Stock that they received in the Acquisitions for a period of two years after the date of consummation of the Acquisitions. This restriction relates to all of the 1,461,031 shares of Common Stock beneficially owned by Mr. McCall. The Stock Purchase Agreements are incorporated herein by reference to Exhibits 1 and 2.

         Pursuant to an agreement (the "American Honda Agreement") among American Honda Motor Co., Inc.. ("American Honda"), the Issuer and certain stockholders of the Issuer dated October 21, 1997, Mr. McCall and the McCall Entities have agreed not to sell, transfer or otherwise dispose of shares of Common Stock that they received in the Acquisitions, or the voting rights associated therewith, without the prior written consent of American Honda. The American Honda Agreement is incorporated by reference to Exhibit 3.

         Mr. McCall and the McCall Entities each entered into lock-up agreements (the "Lock-up Agreements") with the underwriters of the initial public offering of the Issuer in which they agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after October 29, 1997 without the prior written consent of the underwriters. The Lock-up Agreements are incorporated by reference to Exhibits 4, 5, 6, 7 and 8.

         Mr. McCall and the McCall Entities may receive a portion of 592,303 shares of Common Stock currently held in escrow pending General Motors' approval of the Issuer's acquisition of an automobile dealership in Tulsa, Oklahoma. If such acquisition is not consummated with General Motors' approval by November 4, 1999, the shares currently held in escrow will be distributed pro rata to each person who received Common Stock in connection with the Consolidation. If the shares currently held in escrow are distributed pro rata, Mr. McCall and the McCall entities collectively will receive approximately 96,878 shares of Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Stock Purchase Agreement among Group 1 Automotive, Inc., Southwest Toyota, Inc. and the stockholders of Southwest Toyota, Inc. dated June 14, 1997 (incorporated by reference to Exhibit 2.6 to the Issuer's Registration Statement on Form S-1 filed June 24, 1997 (Registration No. 333-29893)).

         2.  Stock Purchase Agreement among Group 1 Automotive, Inc., SMC
             Luxury Cars, Inc. and the stockholders of SMC Luxury Cars, Inc. dated June 14, 1997 (incorporated by reference to Exhibit 2.7 to the Issuer's Registration Statement on Form S-1 filed June 24, 1997 (Registration No. 333-29893)).

         3. Agreement between American Honda Motor Co., Inc. and the Dealership Parties dated as of October 21, 1997 (incorporated by reference to Exhibit 10.04 to Amendment No. 4 to the Issuer's Registration Statement on Form S-1 filed October 24, 1997 (Registration No. 333-29893)).

         4. Lock-up Agreement among Sterling B. McCall, Jr. and the Underwriters of the Issuer's initial public offering.

         5. Lock-up Agreement among Gulf Coast Family Limited Partnership and the Underwriters of the Issuer's initial public offering.
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CUSIP No. 398905109                 13D                      Page 5 of 7 Pages


         6. Lock-up Agreement among SBM-T Family Limited Partnership and the Underwriters of the Issuer's initial public offering.

         7. Lock-up Agreement among SMC Investment, Inc. and the Underwriters of the Issuer's initial public offering.

         8. Lock-up Agreement among Marianne O. McCall and the Underwriters of the Issuer's initial public offering.
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CUSIP No. 398905109                  13D                      Page 6 of 7 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





        November 13, 1997                 By:   /s/ Sterling B. McCall, Jr.
 ----------------------------                ---------------------------------
             Date                            Name: Sterling B. McCall, Jr.





         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION:  Intentional misstatements or omissions of fact constitute Federal criminal violations
                              (SEE 18 U.S.C. 1001)
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CUSIP No. 398905109                     13D                    Page 7 of 7 Pages



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                                 EXHIBIT INDEX


 Exhibit

 1. Stock Purchase Agreement among Group 1 Automotive, Inc., Southwest Toyota, Inc. and the stockholders of Southwest Toyota, Inc. dated June 14, 1997 (incorporated by reference to Exhibit 2.6 to the Issuer's Registration Statement on Form S-1 filed June 24, 1997 (Registration No. 333-29893)).

 2. Stock Purchase Agreement among Group 1 Automotive, Inc., SMC Luxury Cars, Inc. and the stockholders of SMC Luxury Cars, Inc. dated
            June 14, 1997 (incorporated by reference to Exhibit 2.7 to the Issuer's Registration Statement on Form S-1 filed June 24, 1997 (Registration No. 333-29893)).

 3. Agreement between American Honda Motor Co., Inc. and the Dealership Parties dated as of October 21, 1997 (incorporated by reference to Exhibit 10.04 to Amendment No. 4 to the Issuer's Registration Statement on Form S-1 filed October 24, 1997 (Registration No. 333-29893)).

 4. Lock-up Agreement among Sterling B. McCall, Jr. and the Underwriters of the Issuer's initial public offering.

 5. Lock-up Agreement among Gulf Coast Family Limited Partnership and the Underwriters of the Issuer's initial public offering.

 6. Lock-up Agreement among SBM-T Family Limited Partnership and the Underwriters of the Issuer's initial public offering.

 7. Lock-up Agreement among SMC Investment, Inc. and the Underwriters of the Issuer's initial public offering.

 8. Lock-up Agreement among Marianne O. McCall and the Underwriters of the Issuer's initial public offering.